=============================================================================


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            --------------------

                                SCHEDULE TO

                             (Amendment No. 68)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                        WILLAMETTE INDUSTRIES, INC.
                     (Name of Subject Company (Issuer))

                           COMPANY HOLDINGS, INC.
                            WEYERHAEUSER COMPANY
                   (Names of Filing Persons -- Offerors)

                  COMMON STOCK, PAR VALUE $0.50 PER SHARE
                       (Title of Class of Securities)

                                 969133107
                   (CUSIP Number of Class of Securities)

                           Robert A. Dowdy, Esq.
                            Weyerhaeuser Company
                       Federal Way, Washington 98063
                         Telephone: (253) 924-2345

    (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)

                                  Copy to:

                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                          New York, New York 10019
                         Telephone: (212) 474-1000


=============================================================================

                                SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $55.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 11.  Additional Information.

          On January 21, 2002, Weyerhaeuser and Willamette reached an agreement in principle under which Weyerhaeuser would acquire Willamette through an increase in the value of its Offer for all of the outstanding shares of Willamette to $55.50 per share in cash. The transaction is subject to the negotiation of a definitive merger agreement and approval by the Weyerhaeuser and Willamette boards of directors. Assuming a definitive agreement is reached, Weyerhaeuser expects to accelerate the Expiration Date of the Offer. The text of a press release issued by Weyerhaeuser is filed as Exhibit (a)(5)(OOO) hereto.

Item 12.  Exhibits.

(a)(5)(OOO)          Press release issued by Weyerhaeuser Company, dated
                     January 21, 2002.

                                 SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                           COMPANY HOLDINGS, INC.,

                                           by

                                             /s/ STEVEN R. ROGEL
                                             --------------------------------
                                             Name:  Steven R. Rogel
                                             Title: President


                                           WEYERHAEUSER COMPANY,

                                           by

                                             /s/ STEVEN R. ROGEL
                                             --------------------------------
                                             Name:  Steven R. Rogel
                                             Title: President and Chief
                                                    Executive Officer


Dated: January 22, 2002

                                                          Exhibit (a)(5)(OOO)

                                                  [Weyerhaeuser Company logo]

PRESS RELEASE

FOR IMMEDIATE RELEASE



               WEYERHAEUSER COMPANY AND WILLAMETTE INDUSTRIES
                REACH AGREEMENT IN PRINCIPLE FOR ACQUISITION
                     OF WILLAMETTE AT $55.50 PER SHARE


FEDERAL WAY, Wash., January 21, 2002 - Weyerhaeuser Company (NYSE: WY) today announced that Weyerhaeuser and Willamette Industries, Inc. (NYSE: WLL) have reached an agreement in principle under which Weyerhaeuser would acquire Willamette through an increase in the value of its tender offer for all of the outstanding shares of Willamette to $55.50 per share in cash. The transaction is subject to the negotiation of a definitive merger agreement and approval by the Weyerhaeuser and Willamette boards of directors.

In order to ensure that Willamette shareholders receive their money promptly, assuming a definitive agreement is reached, Weyerhaeuser expects to accelerate the closing of its outstanding tender offer.





IMPORTANT INFORMATION
Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $55.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, February 27, 2002. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.









                                   -more-

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.


Weyerhaeuser contacts:


ANALYSTS                                                   MEDIA
Kathryn McAuley        Joele Frank / Jeremy Zweig          Bruce Amundson
Weyerhaeuser           Joele Frank, Wilkinson              Weyerhaeuser
(253) 924-2058         Brimmer Katcher                     (253) 924-3047
                       (212) 355-4449


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